Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The information contained in this section should be read in conjunction with (1) the financial information as of September 30, 2009 and for the nine months then ended included in this Report of Foreign Private Issuer on Form 6-K and (2) our consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2008 and the other information contained in such Annual Report, particularly the information under the caption “Item 5. Operating and Financial Review and Prospects”. Our financial statements have been prepared in accordance with accounting principles generally accepted in United States.

Overview

        We design, develop and market innovative aesthetic medical products mostly based on our proprietary ELOS technology, which uses the synergy between electrical energy and optical energy to provide effective, safe and affordable aesthetic medical treatments. Our products, which we sell primarily to physicians and other practitioners, target a wide array of non-invasive aesthetic medical procedures, including hair removal, wrinkle reduction, rejuvenation of the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and treatment for the temporary reduction in the appearance of cellulite thigh circumference and skin tightening, and one minimally invasive product for laser-assisted lipolysis. We believe ELOS provides performance advantages over existing technologies that rely solely on optical energy. We believe using optical energy alone limits the safety and efficacy of many aesthetic medical procedures due to limited skin penetration and unwanted epidermal absorption, and that our proprietary ELOS technology, which combines optical and electrical energy, enhances the user’s ability to accurately target the tissue to be treated and enables real-time measurement of skin temperature, resulting in increased patient safety and comfort and improved treatment results.

        We generate our revenues primarily from the sales of our ELOS-based medical aesthetic equipment as well as other products, which we developed. We also generate a small portion of our revenue from the recognition of service revenue. We expect product service revenue to increase over time as our installed base continues to grow.

        We have recently introduced new product platforms such as the eMatrix, VelaShape II and LipoLite under a new recurring revenue business model. We believe that our new systems offer our customers an attractive total cost of ownership, a lower entry system cost and a better clinical outcome due to the replaceable, single-use treatment modules. Our goal is that the recurring business model, once fully implemented, will deliver attractive operating margins both from the sale of the system as well as the sale of the consumable modules. To the extent possible, we intend to offer this new recurring-revenue business model on most of our future product introductions and intend for our recurring-revenue stream to increase proportionally as the installed base for our newer units increases.

Nine Months Ended September 30, 2009 Compared To Nine Months Ended September 30, 2009

Revenues

For the nine months ended September 30 2009, revenues decreased by $60.5 million, or 60%, to $40.3 million from $100.8 million for the nine months ended September 30, 2008. The decrease was primarily attributable to the global financial crisis, a weakness in U.S. economy as well as in the rest of the world, combined with a tightening of credit terms available to our customers.

Cost of Revenues

For the nine months ended September 30, 2009, our cost of revenues decreased by $8.6 million, or 37%, to $14.7 million (36% of revenues) from $23.3 million (23% of revenues) for the nine months ended September 30, 2008 mainly due to a decrease in revenues.

Gross Profit

For the nine months ended September 30, 2009, our gross profit decreased by $51.9 million, or 67%, to $25.7 million (64% of revenues) from $77.6 million (77% of revenues) for the nine months ended September 30, 2008.

The decrease in gross profit was primarily attributable to a decrease in revenues, our overhead expenses which remained fixed while our sales volume was significantly reduced and an increase in write-off costs of inventory due to a decrease in revenues.

Research and Development Expenses

Research and development expenses decreased by $1.7 million, or 16%, to $8.9 million (22% of revenues) from $10.6 million (11% of revenues) for the nine months ended September 30, 2008.

This decrease was primarily attributable to the corporate restructuring program implemented starting from 2009 and to the strengthening of the US$ against the NIS. The increase as a percentage of revenues was mainly attributable to the decrease in revenues.

Selling and Marketing Expenses

Selling and marketing expenses decreased by $15.2 million, or 37%, to $26.3 million (65% of revenues) from $41.5 million (41% of revenues) for the nine months ended September 30, 2008. The decrease in selling and marketing expenses was primarily attributable to the corporate restructuring program implemented starting from 2009 and the reduction of revenue volumes in 2009 resulting in lower commission payments to employees. The increase as a percentage of revenues was mainly attributable to the decrease in revenues.

General and Administrative Expenses

For the nine months ended September 30, 2009, these expenses increased by $3.2 million, or 32%, to $13.1 million (32% of revenues) from $9.9 million (10% of revenues) for the nine months ended September 30, 2008. The increase in general and administrative expenses was primarily attributable to a one-time charge to the provision for doubtful debts resulting from the global financial crisis and a tightening of credit terms available to our customers and expenses related to our expected merger with Candela Corporation Inc., offset by the results of the corporate restructuring program. The increase as a percentage of revenues was mainly attributable to the decrease in revenues.

Legal Settlement

We recorded a one time income of $4.0 million for the nine months ended September 30, 2009 in connection with a legal settlement that we reached on March 27, 2009 with a financial institution resolving a dispute that we filed in 2008 with FINRA with respect to certain ARS securities managed by this institution. The parties reached an agreement to amicably settle the dispute for a total payment by the financial institution of $3.975 million in return for a Dismissal with Prejudice and a signed release. We continue to hold the ARS securities related to this claim.

Financial Income, Net

For the nine months ended September 30, 2009, net financial income decreased by $1.5 million, to $1.7 million (4% of revenues) from net financial income of $3.2 million (3% of revenues) for the nine months ended September 30, 2008. This decrease is attributable mainly to lower prevailing interest rates in the first nine months of 2009 compared to the comparable period in 2008.

Taxes on Income

For the nine months ended September 30, 2009 taxes on income expenses increased by $5.3 million, to $2.5 million (6% of revenues) from income tax benefit in the amount of $2.8 million (3% of revenues) for the nine months ended September 30, 2008. The increase in taxes on income was primarily attributed to a reverse of the prior year’s provision resulting from final tax assessment reached with the Israeli tax authorities. As an “Approved Enterprise” and a “Benefited Enterprise” in Israel, we are exempt from tax on any income derived from our “Approved Enterprise” and “Benefited Enterprise,” and we pay taxes only on income from other sources which are not integral to our “Approved Enterprise” and “Benefited Enterprise,” such as interest on marketable securities.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2009, we had working capital of $193.2 million, we had no outstanding or available debt financing arrangements and our primary source of liquidity was $213.3 million in cash, cash equivalents, available-for-sale marketable securities and deposits. As of September 30, 2008, we had working capital of $149.5 million and $218.7 million in cash, cash equivalents, available-for-sale marketable securities and deposits.

The Company’s available-for-sale marketable securities as of September 30, 2009 included Auction Rate Securities in the total amount of $8.8 million. Consistent with the Company’s investment policy guidelines, the ARS investments held by the Company all had AAA/Aaa credit ratings at the time of purchase. With the liquidity issues experienced in global credit and capital markets, the ARS investments held by the Company at September 30, 2009 and at December 31, 2008 have experienced multiple failed auctions as the amount of securities submitted for sale has exceeded the amount of purchase orders.

The estimated market value of the Company’s ARS holdings in collateralized debt obligations and a certain ARS for the nine months period ended September 30, 2009 was $559,000, which reflects accumulative impairment of $7,494,000, to the carrying value of $8,053,000. Based on respectively valuation models and an analysis of other-than-temporary cumulative impairment factors, the Company recorded a pre-tax impairment charge of $208,000 in the nine months period ended September 30, 2009, reflecting the portion of ARS holdings that the Company has concluded have another-than-temporary decline in value.

We believe that our cash balances and cash generated from operations will be sufficient to meet our anticipated cash requirements for the next 12 months.

Cash Flows

        The following table summarizes our cash flows for the periods presented:

	Nine months ended September 30,
	2009	2008

Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	$(903)	$21,097
Net cash used in investing activities	(39,375)	(40,806)
Net cash provided by (used in) financing activities	194	(1,923)

Decrease in cash and cash equivalents	(40,084)	(21,632)

Cash and cash equivalents at the beginning of the year	72,366	42,624

Cash and cash equivalents at the end of the year	$32,282	$20,992

        Net Cash Provided By (Used In) Operating Activities

Net cash used in operating activities was $0.9 million for the nine months ended September 30, 2009, compared with net cash provided by operating activities of approximately $21.1 million for the nine months ended September 30, 2008. The change in our net cash provided by (used in) operating activities primarily attributable to the change in net (loss) income offset mainly by the decrease in trade receivables due to a decrease in revenues.

        Net Cash Used In Investing Activities

Net cash used in investing activities was approximately $39.4 million for the nine months ended September 30, 2009. Of such amount, approximately $35.8 million, net was used to purchase available-for-sale marketable securities, approximately $1.9 million, net was used to purchase short-term deposits, approximately $0.5 million was used to purchase minority shares in a subsidiary, approximately $0.8 million, net was used as payments for investments in affiliated companies, and approximately $0.4 million was used to purchase property and equipment. Net cash used in investing activities for the nine months ended September 30, 2008 was approximately $40.8 million, mainly attributable to our purchase of available-for-sale marketable securities.

        Net Cash Provided By (Used In) Financing Activities

For the nine months ended September 30, 2009, net cash provided by financing activities was attributable to proceeds of $0.2 million from exercise of options and RSU’s.

For the nine months ended September 30, 2008, net cash used by financing activities was primarily attributable to the company’s repurchase program under which we repurchased our outstanding ordinary shares in the aggregate amount of $1.9 million.